DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

September 7, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on September 7, 2011
File No. 333-175514

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 2, 2011, to Gordon E. Nye, President and Chief Executive Officer of ZELTIQ Aesthetics, Inc. (the “Company”) regarding Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-175514 (the “Registration Statement”), filed by the Company with the Commission on August 17, 2011.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 2 to the Registration Statement, together with a copy that is marked to show the changes from Amendment No. 1 to the Registration Statement.

Our Business, page 1

1.

We note your response to prior comment 2; however, your summary does not present disclosure of the risks and drawbacks of your product as prominently as your disclosure of the benefits of your products. As one limited example, we note the last sentence in

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the first paragraph provides unbalanced disclosure of the benefits of your technology. Therefore, we reissue the prior comment. Please revise your summary accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the Summary section to prominently disclose the most significant risks and uncertainties associated with its business. The Company believes these business risks, rather than risks related to its product, are the most significant ones facing the Company at its current stage of development. The Company believes that the Summary section discloses the primary risks and drawbacks of CoolSculpting, including:

•	On Page 2 of the prospectus, the Company disclosed the benefits of existing invasive, minimally-invasive, and non-invasive procedures;

•

On Page 2 of the prospectus, the Company disclosed that it designed CoolSculpting for the treatment of fat bulges, and that patients who are obese and who do not have specific fat bulges but require significant fat reduction in order to achieve aesthetic results are better candidates for invasive and minimally-invasive procedures;

•	On Page 2 of the prospectus, the Company disclosed that the results from CoolSculpting are not immediate, and that the most dramatic results occur over a period of two to four months; and

•	On Page 3 of the prospectus, the Company added information regarding the frequency and type of patient complaints following a CoolSculpting procedure.

2.	The first sentence in the third paragraph implies that you only market to physicians, yet your risk factor on page 18 states that such a limitation is only for your sales in the United States. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company revised its risk factor on page 18 to clarify that it and its independent distributors market and sell CoolSculpting solely to physicians.

3.	Refer to the third paragraph of this section. Please tell us how you determine whether a potential customer has “significant experience” in performing aesthetic procedures.

RESPONSE: As disclosed in the Registration Statement, the Company’s market study commissioned through Easton Associates determined that there are currently over 70,000 physicians who perform aesthetic procedures at approximately 30,000 practice sites

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worldwide. The Company has adopted a selective marketing strategy in which it and its independent distributors intend to target 4,000 to 5,000 physician practice sites on a global basis. As part of this strategy, the Company and its independent distributors target physicians with certain characteristics, including significant experience in performing aesthetic procedures. The Company accomplishes this goal by hiring an experienced sales force and contracting with independent distributors who have previously served the aesthetics industry. Based on their prior experience, these sales force members and distributors help the Company identify the physicians in their respective sales territories who have successful practices and perform a large number of aesthetic procedures. Then, prior to completing a sale to a physician, the Company and its independent distributors conduct due diligence on the physician and his or her practice, including acquiring information regarding the size of the physician’s practice, the number of years the physician has been practicing, the medical background of the physician, and the type of aesthetic procedures the physician is currently offering his or her patients. Based on these discussions, the Company and its independent distributors are able to determine whether the physician meets the target characteristics for the Company’s selective marketing strategy, including whether the physician has significant experience in performing aesthetic procedures.

The Company further advises the Staff that the CoolSculpting procedure is not technique-dependent and requires limited training and skill to obtain successful results. The Company designed the CoolSculpting System to be easy to operate and largely automated. The Company targets physicians with significant experience in performing aesthetic procedures because it believes these physicians will be more experienced and disciplined in selecting patients who will achieve the aesthetic benefits offered by CoolSculpting. In addition, the Company believes these physicians have more experience in introducing their patients to new treatment technologies.

4.	In your response to prior comment 3, you state that no geographic region or specific country has been responsible for a materially disproportionate amount of your revenues generated outside of North America. With a view to disclosure, please tell us the percentage of revenues accounted for by each of your four geographic regions as of the fiscal year end and the most recent stub period.

RESPONSE: As previously disclosed, the Company and its independent distributors are targeting physician practice sites in four geographic regions: (i) North America, (ii) Asia-Pacific, (iii) Europe, the Middle East and Africa, and (iv) South America. The Company generated revenues of $25,461,000 and $31,626,000 for the fiscal year ended December 31, 2010 and the six months ended June 30, 2011, respectively. The Company advises

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the Staff that the percentage of revenues it has generated from each of these geographic regions as of the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, were:

Geographic Region	Percentage Revenues Year Ended December 31, 2010	Percentage Revenues Six Months Ended June 30, 2011
North America	66.3%	74.1%
Asia-Pacific	17.5%	8.6%
Europe, the Middle East and Africa	13.3%	10.7%
South America	2.9%	6.6%
Total:	100.0%	100.0%

In the Registration Statement, the Company has disclosed the percentage of revenues generated in North America and outside of North America for each of these fiscal periods. After completing its initial public offering, the Company intends to continue reporting the percentage of revenues generated in North America and outside of North America.

The Company respectfully submits that providing investors with a further breakdown of the historical revenues it has generated in its three geographic markets outside of North America would not allow investors to accurately evaluate the relative strength or potential of these geographic markets at this time. The Company is in the early stages of implementing its commercialization strategy outside of North America. The Company has historically had limited funds to support its commercialization efforts, and primarily focused its resources on obtaining regulatory approval to market CoolSculpting in the United States. The Company has only recently commenced sales of CoolSculpting in a number of countries outside of North America through independent distributors. In addition, the Company is still in the process of securing regulatory approvals for CoolSculpting in a number of countries in these geographic markets. As a result, the revenues generated to date in the three geographic markets outside of North America do not represent the Company’s commercialization strategy or the potential of these geographic markets. Moreover, because the Company is in the early stages of its commercialization strategy, the historical results in these geographic markets have

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fluctuated significantly depending on the timing of the Company’s receipt of regulatory approvals and the retention of distributors. Upon retaining a distributor for a new country or region, the distribution agreement requires the distributor to make an upfront purchase of CoolSculpting Systems. As a result, the revenues generated in the geographic markets outside of North America may fluctuate from quarter to quarter as a result of the Company’s retention of one or more distributors in that geographic market.

Market Overview, page 2

5.	We note your response to prior comment 4. It remains unclear why you believe it is appropriate to categorize your market opportunity so broadly as to include individuals who may not need or be eligible for a product such as yours. In this regard, defining your market to include “non surgical procedures designed to maintain, restore or enhance a patient’s appearance” would appear over-inclusive. Please revise your disclosure or advise us further on your reasons for identifying such a large target market.

RESPONSE: In response to the Staff’s comment, the Company revised the Market Overview section to further clarify that no one product, including CoolSculpting, can target the entirety of the non-surgical aesthetic procedure market. The Company added language to clarify that the aesthetic procedures reported by the ASAPS and ISAPS represent many different types of treatment options and technologies for a variety of conditions, and no one treatment procedure is offered by all physicians or would be appropriate for, or requested by, all patients seeking an aesthetic procedure.

Nevertheless, the Company believes that disclosure of the aesthetic market as reported by the ASAPS and the ISAPS is material information for potential investors for the following reasons:

•

An investor evaluating the Company’s prospects should understand that millions of voluntary procedures are performed each year for the purpose of maintaining, restoring or enhancing a patient’s aesthetic appearance and that patients have been willing to self-pay for these procedures.

•

The Company is targeting, and CoolSculpting will be offered by some number of, the plastic surgeons, dermatologists, and other aesthetic specialists that are included in the results reported by the ASAPS and ISAPS.

•	A significant portion of CoolSculpting patients will be existing consumers of aesthetic procedures, a patient population the Company refers to as “aesthetic

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veterans.” According to a study the Company commissioned from Easton Associates, 70% of the patients that have undergone CoolSculpting procedures with the doctors that participated in the study had previously purchased other types of aesthetic procedures.

As such, although the total aesthetic market is indeed broad, the Company believes it is highly relevant for an investor to understand the Company’s business and prospects. The Company further notes that CoolSculpting is the only FDA-cleared, non-invasive product that can be marketed for fat layer reduction. As a result, there are currently no non-invasive procedures in the United States that the Company can use to disclose a target market for CoolSculpting. In addition, any attempt to narrow the described market to existing invasive and minimally-invasive procedures relating to fat removal – such as liposuction – would be misleading insofar as the cost, pain, downtime, and other associated surgical risks with existing invasive and minimally-invasive fat reduction solutions significantly limit demand for such procedures.

6.	With regard to prior comment 5, we note the materials you have provided in response to our comment are not marked to show how the statements in the materials support your statements in the registration statement; rather you have provided extensive materials without providing references within those extensive materials. As such, we reissue that part of the comment asking for you to mark the supporting materials so that they are tied to the disclosure.

RESPONSE: In response to the Staff’s comment, the Company has marked the supporting materials previously provided to the Staff to highlight the statements in the materials supporting the Company’s statements in the Registration Statement that CoolSculpting provides noticeable and measurable results.

7.	Also, with regard to prior comment 5, we note that your response references the results of a number of studies. However, it remains unclear why you have not added disclosure stating such results are based on limited clinical trials. For example, your first human clinical studies measured 10 subjects, your pivotal study covered 60 subjects and your pre-abdominoplasty study covered 180 subjects. We also note that the independent studies and patient satisfaction study mentioned in your response each appear to have involved no more than 25 subjects. Please revise your disclosure in the prospectus accordingly.

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RESPONSE: In response to the Staff’s prior comment 5, the Company provided the Staff with the clinical support for its statements in the prospectus regarding the noticeable and measurable results provided by CoolSculpting. The information provided included a series of preclinical and clinical studies conducted by the Company and by independent third parties. The results from these studies were accepted by and reported in peer-reviewed medical journals. In these preclinical and clinical studies, CoolSculpting’s efficacy was established by independent photo review, 3-D imaging, physician and patient visual assessment, ultrasound and caliper measurements of fat layer thickness, histologic evaluation, and by patient satisfaction measures. The studies cited, which enrolled a total of 339 subjects, represent a subset of the entirety of the Company’s clinical experience in developing CoolSculpting, which involved more than 800 subjects. The FDA deemed the data provided solely by the pivotal study (60 subjects) statistically adequate to establish the safety and effectiveness of CoolSculpting for non-invasive reduction of fat. In addition to the evidence provided by sponsored and third-party clinical studies, positive patient satisfaction ratings yielded from the Company’s commercial experience to date provides strong support for the efficacy of CoolSculpting. The Company, therefore, considers the information provided as robust evidence that CoolSculpting provides noticeable and measurable results, and respectfully submits that adding language stating that CoolSculpting’s efficacy is based on a limited data set is not warranted or accurate. The Company is supplementally providing the Staff with copies of the cited articles and abstracts and has highlighted the sections that support its claims that CoolSculpting provides noticeable and measurable results.

Our Solution, page 2

8.	In the first paragraph of this section you state that “patients who are obese are not optimal candidates for your procedure.” However, your disclosure does not explain why they are not optimal candidates. With a view towards disclosure, please explain. Also, if your product cannot effectively be used by obese patients, please revise your disclosure to clarify that such patients are not viable candidates for your procedure. In this regard, your current disclosure that obese patients are “not optimal candidates” continues to suggest that this population remains part of your potential market.

RESPONSE: In response to the Staff’s comment, the Company revised its disclosure to clarify why obese individuals are not optimal candidates for CoolSculpting but do remain part of its potential market. As previously disclosed, there are no technical or regulatory restrictions on the use of CoolSculpting based on a patient’s weight. The Company, however, designed CoolSculpting to treat fat bulges, and the CoolSculpting applicators are limited in the amount of skin and subcutaneous fat that can fit within the applicator

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during any one CoolSculpting procedure. Obese individuals generally do not have specific fat bulges, but have body areas that require significant fat reduction. To obtain meaningful aesthetic results in such a case, an obese patient would need to undergo multiple CoolSculpting procedures on a single treatment area to ensure that all the subcutaneous fat in that area was treated. Based on the cost and time required for these multiple procedures, the Company believes that obese patients who require significant fat reduction to achieve aesthetic results are better candidates for invasive and minimally invasive procedures. However, if an obese patient has a specific fat bulge that he or she would like to reduce, CoolSculpting would be an effective treatment option for that patient.

Excellent Safety Profile, page 2

9.	In the final sentence of the first paragraph of your response to prior comment 6, you state that none of your patients “have necessitated medical intervention to prevent impairment or damage to bodily function or structure.” Please reconcile this statement with your disclosure in this section that adverse effects from the treatment are “generally temporary.” [Emphasis added]. Also, with a view to disclosure, please tell us whether you have observed similarities among complainants which suggest that certain patients are more likely to experience adverse effects than others.

RESPONSE: The Company has evaluated the safety of CoolSculpting through clinical studies as well as post-market surveillance programs required by the FDA’s rules and regulations. These sources of safety data have not identified any adverse effects from CoolSculpting that have necessitated medical intervention to prevent permanent impairment or damage to bodily function or structure. Although the adverse effects reported typically self-resolve within one week of the procedure, the Company is aware that certain adverse events self-resolved over a period longer than one week. Consequently, in order to provide a conservative statement regarding the possible adverse effects of CoolSculpting, the Company refers to conditions reported as “generally temporary.” The Company advises the Staff that it has not observed any similarities among complainants which would suggest that certain patients are more likely to experience adverse effects than others.

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The Offering, page 6

10.	Please disclose the amount to be paid to MGH under the “Use of proceeds” heading on page 6. In addition, please disclose, if true, that other than your remaining milestone payment obligations to MGH, you have not identified the amounts you plan to spend on the identified uses or the timing of these anticipated expenditures.

RESPONSE: In response to the Staff’s comment, the Company revised its disclosure on page 6 to disclose that it may use up to $7.0 million of the net proceeds from the offering to pay its remaining milestone obligations to MGH. The Company also included disclosure that it has not identified the amounts it plans to spend on the identified uses or the timing of these anticipated expenditures.

11.	We note your response to prior comment 9 and reissue the comment. Please tell us why you will not amend and restate prior to effectiveness and what assurances investors will have that these actions will occur.

RESPONSE: In response to the Staff’s comment, the Company revised the disclosure to state that the Amended and Restated Certificate of Incorporation will be filed prior to effectiveness.

We and our contract manufacturers. . ., page 21

12.	In your response to prior comment 14, you state that you have clarified your disclosure; however, it does not appear you have made any revisions to the risk factor heading or related disclosure in response to this comment. Please make appropriate revisions.

RESPONSE: In response to the Staff’s prior comment 14, the Company previously revised the Manufacturing section of the Registration Statement. In this language, the Company disclosed that because it performs the final testing and distribution of the CoolSculpting System at its Pleasanton facility its third party manufacturers are not currently required to comply with the FDA’s QSR regulations. The Company also disclosed that when it outsources the final testing and distribution of its CoolSculpting System to OnCore Manufacturing LLC, OnCore will then be required to comply with the FDA’s QSRs. The Company did not previously revise the risk factor because the Company believed the risk factor already contained this information. In order to be more responsive to the Staff’s comment, the Company has revised the risk factor on page 21, including the risk factor heading, to further clarify that the Company believes it is currently in compliance with the QSRs, and that OnCore will be required to comply with

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the QSRs in the future when the Company transfers final testing and distribution of the CoolSculpting System to OnCore.

We rely on a license relationship. . ., page 25

13.	We note the 7% royalty on net sales of the CoolScultping System. Please disclose, if different, the royalty payable on future products incorporating the intellectual property licensed from MGH.

RESPONSE: In response to the Staff’s comment, the Company disclosed that it may be required to pay MGH a royalty of up to 7% on net sales of future products incorporating the intellectual property it licensed from MGH.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies and Estimates, page 45

Stock-based Compensation, page 46

14.	We note your response to prior comments 24 – 27. Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified and all of the requested information is provided, and we may have further comments in that regard when you file the amendment containing that information.

RESPONSE: The Company acknowledges that the Staff may have further comments on the Company’s stock-based compensation when it discloses the estimated offering price.

15.	We note your response to prior comment 23 and that you utilized peer companies that were generally larger and operationally further developed than you. Please respond to the following comments:

•	Please explain to us in more detail how you complied with the guidance in 718-10-55-37(c) of the FASB Accounting Standard Codification.

RESPONSE: In response to the Staff’s comment, the Company complied with the guidance in 718-10-55-37(c) of the FASB Accounting Standard Codification by selecting peer companies for its comparable group that, like the Company, participate in the aesthetics market. The Company emphasized companies that focused on the sale of capital equipment and that offered medical devices subject to a 510(k) or pre-market approval (PMA) application with the FDA, rather than companies that developed and

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marketed compounds subject to the FDA’s investigational new drug (IND) application process. However, in order to have a critical number of aesthetic companies for its peer group, the Company included a few specialty aesthetics pharmaceutical companies. The Company did not utilize companies that had a low trading volume or were penny stocks as they tend to exhibit speculative fluctuations in price. There were no publicly traded companies that were at the exact same stage of development as the Company.

•

In order to gain a better understanding of how you determined your expected volatility, please provide us the names of the comparable companies used and how these companies are comparable to you in stage of their lifecycle, capitalization, and scope of operations, product composition, etc.

RESPONSE: In response to the Staff’s comment, the table below lists the companies used in each valuation completed by the Company since December 31, 2009. Following the table are business descriptions for each of these companies.

	Dec. 31, 2009	May 26, 2010	Sep. 2, 2010	Dec. 31, 2010	Feb. 15, 2011	Jul. 30, 2011	Jul. 14, 2011
Align Technology, Inc. (ALGN)	X	X	X	X	X	X	X
Cutera, Inc. (CUTR)	X	X	X	X	X	X	X
Cynosure, Inc. (CYNO)	X	X	X	X	X	X	X
Palomar Medical Technologies, Inc. (PMTI)	X	X	X	X	X	X	X
Syneron Medical Ltd. (ELOS)	X	X	X	X	X	X	X
BioForm Medical, Inc. (BFRM)	X
Medicis Pharmaceutical Corp. (MRX)	X	X	X	X	X	X	X
Obagi Medical Products, Inc. (OMPI)	X	X	X	X	X	X	X

Align Technology, Inc. (ALGN): Align Technology, Inc. designs, manufactures, and markets the Invisalign system for the treatment of malocclusion, or the misalignment of teeth. Invisalign corrects malocclusion using a series of clear, nearly invisible, removable appliances that gently move teeth to a desired final position. Its products include Full Invisalign Treatment and Invisalign ClinAssist for the treatment of various malocclusions; Invisalign Express, a dual arch orthodontic treatment for cases that meet certain predetermined clinical criteria and consist of up to ten aligners; Vivera retainers, a subscription-based program that delivers a new replacement retainer to orthodontic patients; and Invisalign Teen, which is designed to meet the specific needs of the non-adult comprehensive or teen treatment market. The company also offers ancillary

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products, such as cleaning material and adjusting tools, as well as offers training services. It distributes its products directly to orthodontists and general practitioner dentists in North America, Europe, the Asia Pacific, Latin America, and Japan. The company was founded in 1997 and is headquartered in Santa Clara, California.

Cutera, Inc. (CUTR): Cutera, Inc., a medical device company, engages in designing, developing, manufacturing, marketing, and servicing laser and other light-based aesthetics systems for practitioners worldwide. It offers products based on three platforms: CoolGlide, Xeo, and Solera, which enable physicians and other qualified practitioners to perform aesthetic procedures. CoolGlide product platform offers laser applications for hair removal, treatment of a range of vascular lesions, and Laser Genesis, a skin rejuvenation procedure. Xeo platform, which can combine pulsed light and laser applications in a single system, enables removing unwanted hair, treating vascular lesions, and rejuvenating the skin by treating discoloration, improving texture, reducing pore size, and treating fine lines and laxity. Solera platform, a compact tabletop system designed to support a single technology platform, uses either infrared (Solera Titan) or pulsed light (Solera Opus) and is used to remove unwanted hair, treat vascular lesions, and rejuvenate the skin. Each of its products consists of one or more hand pieces and a console that incorporates a universal graphic user interface, a laser or other light-based module, control system software, and high voltage electronics. The company sells its products through direct sales force and distributors to dermatologists, plastic surgeons, gynecologists, primary care physicians, physicians offering aesthetic treatments in spa environments, and other qualified practitioners. Cutera, Inc. was founded in 1998 and is headquartered in Brisbane, California.

Cynosure, Inc. (CYNO): Cynosure, Inc. develops and markets aesthetic treatment systems that are used by physicians and other practitioners to perform non-invasive procedures to remove hair, treat vascular lesions, rejuvenate skin through the treatment of shallow vascular lesions and pigmented lesions, temporarily reduce the appearance of cellulite, treat wrinkles, skin texture, skin discoloration and skin tightening, and to perform minimally invasive procedures for LaserBodySculpting for the removal of unwanted fat. Its systems incorporate a range of laser and other light-based energy sources, including Alexandrite, pulse dye, Nd:Yag, and diode lasers, as well as intense pulsed light. It sells 16 different aesthetic treatment systems. The company’s products include the Apogee Elite system for hair removal; the Cynergy system for the treatment of vascular lesions; the TriActive LaserDermology system for the temporary reduction of the appearance of cellulite; the Affirm system for anti-aging, including treatments for wrinkles, skin texture, skin discoloration and skin tightening; the Smartlipo system for LaserBodySculpting for the removal of unwanted fat; and Accolade, a high powered

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755nm, Q-switched Alexandrite laser for the removal of benign pigmented lesions, including pigmented lesions known as Nevus of Ota and Nevus of Ito, as well as multi-colored tattoos. The company also provides various services, including installation and product training, business and practice development consulting, and product service and maintenance services. Cynosure sells its products through a direct sales force in North America, four European countries, Japan, and China, as well as through international distributors in 44 other countries. It primarily serves the dermatology, plastic surgery, and general medical markets. The company was incorporated in 1991 and is based in Westford, Massachusetts.

Palomar Medical Technologies, Inc. (PMTI): Palomar Medical Technologies, Inc. and its subsidiaries engage in the research, development, manufacture, distribution, and sale of laser and light-based products and related disposable items and accessories for medical and cosmetic treatments. It offers a range of products for hair removal; removal of vascular lesions, such as rosacea, spider veins, port wine stains, and hemangiomas; removal of leg veins; removal of benign pigmented lesions, including age and sun spots, freckles, and melasma; tattoo removal; acne treatment; skin resurfacing; pseudofolliculitis barbae treatment; treatment of red pigmentation in hypertrophic and keloid scars; treatment of verrucae, skin tags, and seborrheic keratosis; skin tightening through soft tissue coagulation; scars, including acne scars, stretch marks, and warts; soft tissue coagulation; and various other skin treatments. The company also develops various products, including lasers, lamps, and other light-based products for the removal of unwanted hair, tattoos, pigmented lesions, leg vein and other vascular lesions, acne, fat, cellulite, and skin rejuvenation, including skin resurfacing, skin tone, and texture, as well as other cosmetic applications in the dermatology and cosmetic market. Palomar Medical Technologies has a development and license agreement with Gillette for the development and commercialization of a home-use, light-based hair removal device for women; and a development and license agreement with Johnson & Johnson Consumer Companies, Inc. to develop, clinically test, and commercialize home-use, light based devices for reducing or reshaping body fat, reducing appearance of skin aging, and reducing or preventing acne. It has operations in North America, Europe, South and Central America, Asia/Pacific, Japan, the Middle East, and Australia. The company was founded in 1987 and is headquartered in Burlington, Massachusetts.

Syneron Medical Ltd. (ELOS): Syneron Medical, Ltd., together with its subsidiaries, designs, develops, and markets aesthetic medical products based on its ELOS technology to provide aesthetic medical treatments. The company’s products include Aurora, Pitanga, Polaris, Galaxy, Comet, VelaSmooth, eStyle, eLight, eLaser, eMax, VelaShape, and LiteTouch, which are used in non-invasive aesthetic medical procedures, including

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hair removal; rejuvenating the skin’s appearance through the treatment of benign vascular and pigmented lesions; acne treatment; wrinkle reduction; treatment of leg veins; and vascular lesions. The company’s products are also used in the medical procedures of laser-assisted lipolysis; treatment for the temporary reduction in the appearance of cellulite and thigh circumference; reduction of body circumference; and dental laser. Its products are used by physicians, aestheticians, medical spas, and dentists. The company sells its products through third-party distributors in Europe, Asia, Australia, South Africa, and South America, as well as direct sales operations in North America. Syneron Medical, Ltd. was founded in 2000 and is headquartered in Yokneam Illit, Israel with additional offices in the United States, Canada, Germany, and Hong-Kong.

BioForm Medical, Inc. (BFRM): BioForm Medical, Inc., a medical aesthetics company, focuses on developing and commercializing products that are used by physicians to enhance a patient’s appearance. Its core product, RADIESSE, is an injectable dermal filler used to provide aesthetic improvement for patients. The company also offers RADIESSE Voice and RADIESSE Voice Gel for vocal fold insufficiency; and COAPTITE as a bulking agent to treat women who have stress urinary incontinence due to poorly functioning urethral sphincter muscles. In addition, BioForm Medical has licensed Aethoxysklerol, an injectable sclerosing drug for the treatment of varicose veins; and BIOGLUE AESTHETIC medical adhesive, a medical device for tissue fixation in browplasty, or forehead lift. Further, the company is developing RELAXED EXPRESSIONS system, a medical device that provides a minimally invasive technique for creating a focal lesion inhibiting the function of the target nerve; and RADIESSE for the correction of nasolabial folds and for the treatment of HIV-associated lipoatrophy. It markets its products through a direct sales force, sales representatives, and third party distributors to dermatologists, plastic surgeons, facial plastic surgeons, and other physicians performing cosmetic procedures in the United States, Europe, and internationally. The company, formerly known as UltraForm Medical, Inc., was founded in 1999 and is headquartered in San Mateo, California.

Medicis Pharmaceutical Corp. (MRX): Medicis Pharmaceutical Corporation operates as a specialty pharmaceutical company in the United States and Canada. It develops and markets products for the treatment of dermatological, aesthetic, and podiatric conditions. The company’s products address various conditions or aesthetic improvements, including facial wrinkles, acne, fungal infections, rosacea, hyperpigmentation, photoaging, psoriasis, skin and skin-structure infections, seborrheic dermatitis, and cosmesis. Its products include DYNACIN for the treatment of acne and acne-related dermatological conditions; PLEXION, a cleanser product; SOLODYN for the treatment of inflammatory lesions; TRIAZ, a benzoyl peroxide pad for the topical treatment of acne vulgaris; and

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ZIANA, a gel used on the skin for treatment of acne in patients 12 and older. The company also offers LOPROX, a shampoo; PERLANE and RESTYLANE for the correction of moderate to severe facial folds and wrinkles, such as nasolabial folds; and VANOS, a corticosteroid indicated for the relief of the inflammatory and pruritic manifestations of corticosteroid responsive dermatoses. In addition, Medicis Pharmaceutical provides non-dermatological products, including AMMONUL for treating hepatic encephalopathies; and BUPHENYL for the treatment of urea cycle disorder. The company sells its products primarily to wholesale pharmaceutical distributors and retail pharmacy chains. It has a joint development agreement with IMPAX Laboratories, Inc. to develop five strategic dermatology product opportunities, including an advanced-form SOLODYN product; a strategic alliance with AAIPharma, Inc. for the development, commercialization, and license of a key dermatologic product, SOLODYN; and a strategic collaboration with Hyperion Therapeutics, Inc. for the research and development of a compound referred to as GT4P for the treatment of urea cycle disorder and hepatic encephalopathies. The company was founded in 1987 and is headquartered in Scottsdale, Arizona.

Obagi Medical Products, Inc. (OMPI): Obagi Medical Products, Inc., a specialty pharmaceutical company, develops and markets skincare products in the United States and internationally. It develops and commercializes prescription-based, topical skin health systems, which enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyper-pigmentation, and acne, as well as soft tissue deficits, such as fine lines and wrinkles. The company offers Obagi Nu-Derm System, a prescription-based, topical skin health system on the market that has been shown to enhance the skin’s overall health by correcting photo-damage at the cellular level; Obagi-C Rx System, a combination of prescription and OTC drugs and adjunctive cosmetic skin care products to treat skin conditions resulting from sun damage and the oxidative damage of free radicals; and Obagi Professional-C products, a line of proprietary, non-prescription products, which consist of Vitamin C serums used to reduce the appearance of damage to the skin caused by ultraviolet radiation and other environmental influences. It also offers Obagi Condition and Enhance System for use in conjunction with commonly performed cosmetic procedures, including Botox injections; ELASTIderm product line, an eye cream for improving the elasticity and skin tone around the eyes; CLENZIderm product line for addressing acne and skin elasticity; and tretinoin, used for the topical treatment of acne in the United States, and Obagi Blue Peel products, used to aid the physician in the application of skin peeling actives. The company markets its products through its domestic sales force and foreign distribution partners to plastic surgeons, dermatologists, and other physicians that are focused on aesthetic and

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therapeutic skin care. Obagi Medical Products, Inc. was founded in 1988 and is headquartered in Long Beach, California.

16.	For your stock options granted on May 18, 2011, July 27, 2011, and July 29, 2011, please describe in more detail how you determined the significant assumptions used in the valuations. Specifically, please discuss how you determined the discount rate, the adjustment for illiquidity, the estimated holding periods, etc.

RESPONSE: In response to the Staff’s comment, the Company determined the significant assumptions for the stock options granted on May 18, 2011, July 27, 2011 and July 29, 2011 as follows:

May 18, 2011 Stock Option Grants: The Company, based on an assessment of its business and its liquidity possibilities, utilized the following exit scenarios and related probabilities, time to liquidity, and adjustments for lack of liquidity for the stock options granted on May 18, 2011:

	Probability	Time to Liquidity	Illiquidity Adjustment	Volatility
IPO: October 15, 2011	30.0%	0.29 yrs	9.0%	0.41

M&A: October 15, 2011	12.5%	0.29 yrs	9.0%	0.41

IPO: March 31, 2012	30.0%	0.75 yrs	15.0%	0.43

M&A: March 31, 2012	12.5%	0.75 yrs	15.0%	0.43

Stay-Private	15.0%	4.5 yrs	41.0%	0.58

TOTAL or CONCLUDED	100.0%	1.1 yrs	15.1%	n/a

The Company utilized an equity discount rate of 26.4% based on its application of the capital asset pricing model (CAPM). The Company, using the public companies listed above in response to Staff comment 15 as proxies, determined the equity discount rate as follows:

Factor	Assumption
Risk Free Rate	4.08%
Equity Premium	6.70%
Size Premium	10.01%

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Leveraged Beta	1.54
Specific Company Risk Premium	2.00%
Equity Discount Rate	26.4%

July 27 and July 29, 2011 Stock Option Grants: The Company, based on an assessment of its business and its liquidity possibilities, utilized the following exit scenarios and related probabilities, time to liquidity, and adjustments for lack of liquidity for the stock options granted on July 27 and July 29, 2011:

	Probability	Time to Liquidity	Illiquidity Adjustment	Volatility
IPO: October 15, 2011	50.0%	0.25 yrs	8.0%	0.40

M&A: October 15, 2011	10.0%	0.25 yrs	8.0%	0.40

IPO: March 31, 2012	15.0%	0.72 yrs	14.0%	0.42

M&A: March 31, 2012	15.0%	0.72 yrs	14.0%	0.42

Stay-Private	10.0%	4.47 yrs	42.0%	0.57

TOTAL or CONCLUDED	100.0%	0.81 yrs	13.2%	n/a

The Company used an equity discount rate of 25.9% based on its application of the CAPM. The Company, using the public companies listed above in response to Staff comment 15 as proxies, determined the equity discount rate as follows:

Factor	Assumption
Risk Free Rate	3.85%
Equity Premium	6.70%
Size Premium	6.28%
Leveraged Beta	1.61
Specific Company Risk Premium	5.00%
Equity Discount Rate	25.9%

For these dates, the Company eliminated the larger Size Premium it had used in its prior valuations in favor of a smaller Size Premium. However, in order to capture all the risk of its small size and limited diversification, the Company added 300 basis points to the Specific Company Risk Premium, offsetting some of the reduction in the smaller Size Premium used for the grants on July 27 and July 29, 2011.

Business, page 66

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17.	We note limited revisions in response to prior comment 32. As previously noted by the staff, you must provide balanced disclosure regarding the positive and negative aspects of your offering. As such, we reissue our prior comment.

RESPONSE: In response to the Staff’s comment, the Company has revised the Business Overview section to prominently disclose the most significant risks and uncertainties associated with its business. The Company believes these business risks, rather than risks related to CoolSculpting, are the most significant ones facing the Company at its current stage of development. The Company believes that it previously disclosed the primary risks and drawbacks of CoolSculpting, including:

•	On page 65 of the prospectus, the Company disclosed the benefits of existing invasive, minimally-invasive, and non-invasive procedures;

•

On Pages 67, 68 and 69 of the prospectus, the Company disclosed that it designed CoolSculpting for the treatment of fat bulges, and that patients who are obese and who do not have specific fat bulges but require significant fat reduction in order to achieve aesthetic results are candidates for invasive and minimally-invasive procedures;

•	On Page 69 of the prospectus, the Company added information regarding the frequency and type of patient complaints following a CoolSculpting procedure; and

•	On Page 69 of the prospectus, the Company disclosed that the results from CoolSculpting are not immediate, and that the most dramatic results occur over a period of two to four months.

Physician Marketing and Support Programs, page 81

18.	We note your response to prior comment 36 and reissue in part. Please revise to clarify whether the S.T.E.P. program is part of the normal training required prior to the operation of your product or a voluntary supplemental program. To the extent S.T.E.P is a voluntary supplemental program, please clarify the nature and extent of the base level support and training provided to all customers.

RESPONSE: In response to the Staff’s comment, the Company revised its disclosure on page 81 to clarify that the S.T.E.P. specialists provide the initial product training on the use of the CoolSculpting System when the CoolSculpting System is delivered to the physician. The Company also disclosed that it provides the remaining components of the

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S.T.E.P. program at no additional cost to its physician customers, and that a physician’s participation in these additional programs is voluntary.

Customer Support, page 81

19.	We note your response to prior comment 37. However, it remains unclear whether your customer care team members visit physicians onsite to service and repair CoolScultping Systems or, alternatively, arrange by telephone for servicing visits to be conducted by third-parties. If the former, please describe the size and geographic coverage of your service teams and explain how you are able to assure that service will be prompt. In this regard, we note your disclosure that your customer care staff consists of 11 employees housed in Pleasanton, California.

RESPONSE: In response to the Staff’s comment, the Company revised its disclosure to provide that when it receives a service call from one of its physician customers, its Customer Care personnel will call the physician and determine whether the technical issue may be resolved over the telephone or whether the issue requires intervention. The Company further revised its disclosure to provide that if the issue cannot be resolved by telephone, its Customer Care personnel will arrange for its third-party logistics provider (Crane Worldwide Logistics) to ship and set up a replacement CoolSculpting System or the applicable module of the CoolSculpting System. Upon arrival at the physician site, the Company’s logistics provider will move the replacement CoolSculpting System or module into the physician’s office, unpack it, set it up, and power on the CoolSculpting System to ensure it is working properly. Upon completion, the Company’s logistics provider calls Customer Care and confirms the successful delivery and setup, and then ships the defective CoolSculpting System or module to the Company’s headquarters for repair.

The Company supplementally advises the Staff that it has successfully executed this service strategy in North America since the commercial launch of CoolSculpting and has achieved less than 24 hour recovery/up-time in more than 90% of all service calls. The Company designed the CoolSculpting System in a modular fashion that allows it to use a non-technical logistics provider to replace the entire system or a defective module, without specialized tools or training. To reduce shipping times and costs, the Company ensures that a number of CoolSculpting Systems and replacement modules are available in specific regions throughout North America.

Competition, page 83

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20.	We note your response to prior comment 38. Please expand your disclosure to more fully identify and describe the “energy based technologies as well as other aesthetic products and technologies” you identify in your revised disclosure.

RESPONSE: In response to the Staff’s comment, the Company has revised the Business Competition section and its competition risk factor on page 15 to identify and describe the non-invasive technologies currently available in the marketplace, and to describe how these products may be marketed in and outside the United States based on their regulatory approvals or clearances.

21.	We note that this section has been revised to remove reference to minimally-invasive procedures. We also note similar revisions to your risk factor on page 15. Please tell us why you no longer believe that these procedures should be considered competitive with your products.

RESPONSE: In response to the Staff’s comment, the Company has revised the Business Competition section and its competition risk factor on page 15 to discuss invasive and minimally-invasive procedures.

MGH License Agreement, page 84

22.	We note your response to prior comment 39; however, it remains unclear why you cannot disclose the cap on the total percentage of stock that MGH may own. Further, we note you have not yet filed this agreement as an exhibit. Please file this agreement with your next amendment.

RESPONSE: The Company respectfully advises the Staff that, as reflected in the Company’s response to prior comment 39, the Company had excluded disclosure of the exact cap on the total percentage of stock that MGH may own because the number of shares of the Company’s common stock that MGH may potentially acquire at the Company’s current valuation would be far less than the cap. However, in response to the Staff’s comment, the Company has revised its disclosure on page 85 and elsewhere in the prospectus to disclose the cap on the total percentage of stock that MGH may own. Pursuant to the MGH License Agreement, the aggregate stock issued to MGH under the agreement shall not exceed in the aggregate 3.5% of the fully-diluted equity of the Company.

General Information, page 90

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23.	Please expand your response to prior comment 34 to provide investors with a better understanding of your corporate history.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and 91 of the prospectus to provide investors with a better understanding of the Company’s corporate history.

Director Independence, page 96

24.	Please tell us where you have disclosed that Mr. Stockman will resign from the audit committee prior to the first anniversary of the consummation of the initial public offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 98 to disclose that Mr. Stockman will resign as a member of the Company’s audit committee prior to the one year anniversary of the completion of the initial public offering.

Base Salary, page 103

25.	We note your response to prior comment 46. However, you do not appear to have disclosed how the compensation committee determined each named executive officer’s salary. Instead, you have described certain factors that are considered. Please provide an individual compensation analysis. To the extent the committee’s decisions were based upon subjective rather than objective criteria, please provide for each named executive officer a specific discussion of the roles, responsibilities, and accomplishments (and/or shortcomings) that formed the bases for the board’s subjective determinations.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 104 and 105 of the prospectus to more fully describe how the compensation committee determined each named executive officer’s salary, including an individual compensation analysis.

Stock-Based Incentive Awards, page 107

26.

We note your response to prior comment 47. It remains unclear how the number of option awards for each executive were determined by the committee. For example, we note your CEO received nearly three times as many options as your second most-highly compensated executive who, in turn, received nearly three times more than the third

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most-highly compensated executive. Please provide the bases for these awards and explain any disparities among your named executive officers. To the extent the committee’s decisions were based upon subjective rather than objective criteria, please provide for each named executive officer a specific discussion of the roles, responsibilities, and accomplishments (and/or shortcomings) that formed the bases for the board’s subjective determinations.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the prospectus to more fully describe how the number of option awards for each executive were determined by the compensation committee.

27.	We note your response to prior comment 48. To the extent that the vesting of option awards is based upon milestones, rather than the lapsing of time, please disclose the milestones and the shares held by your named executive officers that are subject to milestone vesting.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the prospectus to disclose the milestones and the shares held by the Company’s named executive officers that are subject to milestone vesting.

Post-Employment Compensation, page 109

28.	Please expand your disclosure to describe the terms of the severance agreements with Mr. Levinson and Ms. Newman. Also, please tell us why you have not filed your agreement(s) with Ms. Newman as exhibit(s).

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 110 and 111 of the prospectus to describe the terms of the separation agreements with Mr. Levinson and Ms. Newman. The Company has also filed the Separation Agreement with Ms. Newman as an exhibit to the Registration Statement. The Company respectfully advises the Staff that it had not previously filed the Separation Agreement with Ms. Newman as an exhibit to the Registration Statement because the Company does not have any continuing obligations under the agreement.

29.	Please tell us where you have disclosed the continued and accelerated vesting schedule described in section (iii) of Exhibit 10.22. See also Item 402(e)(1)(ii).

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 111 of the prospectus to disclose the continued and accelerated vesting schedule described in section (iii) of Exhibit 10.22.

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Principal and Selling Stockholders, page 122

30.	In your response to prior comment 51 you state that there is “no individual person” who has beneficial ownership over the shares described in footnote 6. Please tell us why you are unable to identify the natural persons who have or share beneficial ownership over the shares described in footnote 6.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of the prospectus to identify the natural persons who have or share beneficial ownership over the shares described in footnote 6.

Brazilian Distribution Agreement, page 124

31.	Please tell us where you have filed this agreement as an exhibit.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has determined that the Brazilian Distribution Agreement is not a material contract at this time. The Company acknowledges that Venrock, a principal security holder named in the Registration Statement, has a material indirect interest in the Brazilian Distribution Agreement due to its stock ownership in the distributor, but Venrock is a not a party to the Brazilian Distribution Agreement. In addition, the Company has determined the Brazilian Distribution Agreement is not material in amount or significance. As previously provided in response to the Staff’s prior comment 42 and disclosed on page 124 of the prospectus, the revenue recognized by the Company under the Brazilian Distribution Agreement for the six months ended June 30, 2011 was approximately $1.37 million, or 4.3% of the Company’s gross revenues for the same period. The Company acknowledges the Staff’s comment and will file with the Commission a copy of the Brazilian Distribution Agreement if and when the Brazilian Distribution Agreement becomes material to the Company.

In response to the Staff’s comment, the Company has filed its form of Distribution Agreement as Exhibit 10.28 to Amendment No. 2 to the Registration Statement. The terms of the Brazilian Distribution Agreement are substantially similar to the form of Distribution Agreement.

Item 15, page II-2

32.	Please tell us why you have not included the weighted average exercise price for options granted under your 2005 stock option plan. To the extent you granted options to consultants, please describe the services and consideration received by the company.

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RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page II-2 of the prospectus to include the weighted average exercise price for options granted under the Company’s 2005 stock option plan and to disclose that since January 1, 2008, the Company has granted 546,964 options to consultants as compensation for research, clinical, regulatory, and general corporate advisory services at the time the services were performed.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

Partner